

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2021

Matt Reid
Principal Executive Officer
APPlife Digital Solutions Inc
50 California St, #1500
San Francisco, CA 94111

> **Re: APPlife Digital Solutions Inc**
> **Registration Statement on Form S-1**
> **Filed May 21, 2021**
> **File No. 333-256386**

Dear Mr. Reid:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Filed May 21, 2021

General

1. It appears that you are offering common stock on a continuous basis under Rule 415(a)(1)(ix) of Regulation C. Disclosure in the filing regarding the price at which you will offer the common stock is unclear. For example, you provide an anticipated price range per share on the prospectus cover page; you include blanks for a fixed price per share on pages 6 and 15; and you refer to an "assumed initial offering price" on page 15. Since you are not eligible to conduct an at-the-market offering in reliance on Rule 415(a)(1)(x), please revise to include a fixed price at which you will offer the shares for the duration of the offering.

Executive Compensation, page 26

2.   Disclosure on pages 10 and 26 refers to Matt Reid as your sole officer and director, but your management disclosure on page 24 identifies another officer and four other directors of the company. Please revise as necessary to reconcile these inconsistencies, and confirm that disclosures throughout your filing, including in the Executive Compensation and Related Party Transactions sections, cover all applicable executive officers and directors.

Signatures, page 34

3.   We note from your management disclosure on page 24 that Mr. Reid serves as your Chief Financial Officer. Accordingly, please revise his signature to the registration statement in his individual capacity to reflect that he is signing as your principal financial officer. See Instructions 1 and 2 to the Signatures section of Form S-1.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

     Please contact Katherine Wray, Staff Attorney, at 202-551-3483 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Chase Chandler